July 12, 2011

Amanda Ravitz	Delivered by EDGAR
Assistant Director	and Email
U.S. Securities and Exchange Commission Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated

Registration Statement on Form S-4

Amended July 1, 2011

File No. 333-173970

Preliminary Proxy Statement on Schedule 14A

Filed May 6, 2011

File No. 001-34838

Schedule TO-I

Amended July 1, 2011

File No. 005-37228

Dear Ms. Ravitz:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to the comments of the Staff set forth in your letter dated July 11, 2011, regarding the Company’s amended Registration Statement on Form S-4 filed on July 1, 2011. This letter should be read in conjunction with the accompanying Amendment No. 6 to the Company’s Registration Statement (the “Registration Statement Amendment”) and the Company’s Amendment No. 5 to Schedule TO-I, which were filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

July 12, 2011

Registration Statement on Form S-4

Fee Table

1.	Comment: Please revise the first sentence of footnote 1 to clarify, if true, that the maximum amount to be tendered is $60,000,000 as opposed to $122,206,000.

Response: The first sentence of footnote 1 has been revised.

Terms of the Exchange Offer, page 2

2.	Comment: We note your disclosure in the third paragraph of this section and elsewhere in the registration statement that the exchange ratio is 0.985%. Please revise to disclose, if true, that the exchange ratio is .985 or 98.5%. Alternatively, please advise.

Response: The exchange ratio reference has been revised to .985 or 98.5%.

Conditions to the Exchange Offer, page 2

3.	Comment: We note your revised disclosure on page 2 that you “may” terminate or amend the exchange offer if you cannot conclude the New Notes meet the qualified reopening condition. This disclosure does not appear to be consistent with your disclosure on page 87 that the exchange offer will not be consummated unless you conclude that the New Notes meet the conditions for being a qualified reopening. Similarly, it does not appear consistent with your disclosure on page iv that you will terminate the offering if the condition is not met. Accordingly, please revise your disclosure on page 2 to clarify that you will terminate the offering if you cannot conclude the New Notes meet the qualified reopening condition. Alternatively, we ask that you provide us an analysis explaining why you should not separately register each different security you may issue in connection with this offering.

Response: The disclosure on page 2 has been revised to clarify that the Company will terminate the offering if it cannot conclude the New Notes meet the qualified reopening condition.

4.	Comment: We note that you have revised the final paragraph of this section as well as other sections of the registration statement and the prospectus cover page so that they no longer disclose your conclusion as to whether the qualified reopening condition has been met. Please revise the registration statement and prospectus cover to include this information.

Response: At the time of filing Amendment No. 5 we were not able to make a conclusion as to whether the qualified reopening condition has been met. Assuming the offer expires on July 15, as presently scheduled, the Company has concluded

June 12, 2011

that the qualified reopening condition has been met and the registration statement and prospectus cover have been revised accordingly.

Certain U.S. Federal Income Tax Consequences, page 3

5.	Comment: We note your revise disclosure on page 133 that a U.S. holder should recognize gain if any (but not loss)…equal to the lesser of (1) the sum of the cash payment and the fair market value of a New Note, minus the holder’s adjusted tax basis in the Old Note; and (2) the amount of the cash payment. Please revise the Summary to highlight this information.

Response: The Summary has been revised to highlight this information.

Selected Financial Data, page 20

6.	Comment: We see that you have revised the pro forma shareholders’ equity (book value) calculation to reflect the updated terms of the exchange offer. However, it is not clear to us how these revised terms have impacted the release of the additional paid in capital and the gain on extinguishment for the Old Notes. Accordingly, please provide for us and revise your filing to disclose the calculations supporting these adjustments for both September 26, 2010 and March 27, 2011. As part of your response, please reconfirm to us the authoritative literature, which supports your accounting for these adjustments. Additionally, please explain to us the factors causing both the fair value of your Old Notes and the fair value of the consideration exchanged (i.e. the combination of New Notes and cash) to be less than the carrying value of your Old Notes at the date of extinguishment.

Response: The pro forma financial information assumed the purchase and exchange was considered to be a substantial debt modification per ASC 470-50. Accordingly, the Company applied debt extinguishment accounting.

The Old Notes have historically been accounted for under ASC 470-20 Debt with Conversion and Other Options (APB 14-1) which addressed accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). For derecognition of the Old Notes, the Company applied the steps in ASC 470-20, which outlines the process of extinguishing the liability component and the reacquisition of the equity component. The difference between the fair value and the carrying value of the liability component of the Company’s debt at the date of extinguishment was treated as a gain on extinguishment of debt. The difference between the fair value of the liability component and the fair value of the consideration exchanged was treated as reacquisition of the equity component, which resulted in a reduction to additional paid-in capital.

The fair value pricing assumptions for the Old Notes, February Notes and New Notes offering used management’s best estimate of fair value based on available market data and discussions of the Company’s debt with market-makers. The fair value of the Old Notes was lower than the carrying value of Old Notes due to variables such as the Company’s financial performance and risk profile, the interest rate on the Old Notes being below a market interest rate for companies with a similar risk profile, and the Company’s stock price being significantly below the conversion price which effectively eliminates any market value in the conversion feature of the Old Notes.

For the accounting of the February Notes and the New Notes, the Company applied ASC 470-50. The new debt was initially recorded at fair value with the difference being recorded as a debt discount. The debt discount will be amortized using the effective interest rate method.

Following the authoritative guidance as described above resulted in the following gain on extinguishment of debt and reduction to additional paid in capital split out for each debt transaction.

As of September 26, 2010 (pro forma)
Retire $35,294,000 Old Notes with cash
Net carrying amount of $35,294,000 Old Notes net of discount	$31,259
Subtract fair value of Old Notes liability component	(29,029)
Subtract Old Notes debt issuance costs	(316)

Net gain on extinguishment of debt	$1,914

Fair value of consideration given to extinguish Old Notes	$30,000
Subtract fair value of Old Notes liability component	(29,029)

Reduction of additional paid in capital	$971

As of September 26, 2010 (pro forma)
Exchange $40,000,000 Old Notes with $40,000,000 February Notes
Net carrying amount of $40,000,000 Old Notes net of discount	$35,427
Subtract fair value of Old Notes liability component	(32,900)
Subtract Old Notes debt issuance costs	(358)

Net gain on extinguishment of debt	$2,169

Fair value of consideration given to extinguish Old Notes	$35,300
Subtract fair value of Old Notes liability component	(32,900)

Reduction of additional paid in capital	$2,400

	As of September 26, 2010 (pro forma)	As of March 27, 2011 (pro forma)
Exchange $60,000,000 Old Notes with $59,100,000 New Notes and $3,900,000 cash
Net carrying amount of $60,000,000 Old Notes net of discount	$53,140	$54,523
Subtract fair value of Old Notes liability component	(48,600)	(48,600)
Subtract Old Notes debt issuance costs	(536)	(422)
Add New Notes debt issuance costs recorded historically	—	120

Net gain on extinguishment of debt	$4,004	$5,621

Fair value of consideration given to extinguish Old Notes including $3,900,000 cash	$52,953	$52,953
Subtract fair value of Old Notes liability component	(48,600)	(48,600)

Reduction of additional paid in capital	$4,353	$4,353

Total gain on extinguishment of debt	$8,087	$5,621

Total reduction of additional paid in capital	$7,724	$4,353

Index to Exhibits

7.	Comment: Reference is made to Exhibit 12.1. We will review the updated pro forma information in this exhibit when filed. Please note that we may have further comments after our review.

Response: Noted. Exhibit 12.1 has been filed with Amendment No. 6.

July 12, 2011

Exhibit 5.1

8.	Comment: We note that the opinion indicates that the New Notes will be issued for “any and all” of the Old Notes tendered. In light of your disclosure that you will exchange New Notes for up to $60 million of Old Notes, please confirm that you will file a new legality opinion.

Response: A revised opinion has been filed with Amendment No. 6.

If we can facilitate the Staff’s review of the Registration Statement Amendment or the amended Schedule TO-I or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Steif Abram at (612) 766-8509 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

Very truly yours,

/s/ David M. Vander Haar
David M. Vander Haar

cc:	Joseph McCann, Senior Counsel

David Orlic, Special Counsel, Office of Mergers & Acquisitions

David P. Radloff

Peggy Steif Abram